Exhibit 21.1
SHARECARE, INC.
List of Significant Subsidiaries

Entity Name	Jurisdiction of Organization

CareLinx, Inc.	Delaware
Healthways SC, LLC	Delaware
MindSciences, Inc.	Delaware
SC-WHAI, LLC	Delaware
Sharecare	France
Sharecare ACO 1, LLC	Delaware
Sharecare ACO 2, LLC	Delaware
Sharecare ACO 3, LLC	Delaware
Sharecare ACO 4, LLC	Delaware
Sharecare ACO 5, LLC	Delaware
Sharecare AI, Inc.	Delaware
Sharecare Australia Pty Limited	Australia
Sharecare Brasil Servicos de Consultoria Ltda.	Brazil
Sharecare CL, LLC	Delaware
Sharecare Digital Health International Limited	Ireland
Sharecare GmbH	Germany
Sharecare Hawkins, LLC	Delaware
Sharecare Health Data Services, Inc.	Delaware
Sharecare Health Data Services, LLC	Delaware
Sharecare Operating Company, Inc.	Delaware
Visualize Health, LLC	Delaware